Exhibit 99.1

ACE Aviation Holdings Inc.

News Release

ACE AVIATION FIRST ANNUAL SHAREHOLDERS MEETING TO BE HELD IN NOVEMBER

MONTREAL, April 6 - ACE Aviation Holdings Inc. announced today that it intends to hold its first annual meeting of shareholders in November, 2005. The Corporation's annual disclosure on corporate governance and security based compensation arrangements, prepared in accordance with the rules of the Toronto Stock Exchange, is included in its annual information form filed with securities regulatory authorities and available through the Internet on SEDAR at www.sedar.com and at www.aircanada.com.

ACE Aviation is the parent holding company of Air Canada and certain other subsidiaries including Aeroplan LP, Jazz Air LP and ACTS LP.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com